EXHIBIT 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2012

TASMAN METALS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED
NOVEMBER 30, 2012

(Unaudited – Expressed in Canadian Dollars)

NOTICE OF NO AUDITOR REVIEW OF
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these condensed consolidated interim financial statements they must be accompanied by a notice indicating that the condensed consolidated interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

TASMAN METALS LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited - Expressed in Canadian Dollars)

	Notes	November 30, 2012 $	August 31, 2012 $
ASSETS

Current assets
Cash	5	8,302,827	9,778,040
Amounts receivable	6	147,023	202,852
Prepaids		125,370	69,929
Total current assets		8,575,220	10,050,821
Non-current assets
Investment	7	54,888	80,862
Property, plant and equipment	8	240,209	255,338
Exploration and evaluation assets	9	212,037	214,297
Bond deposit		3,496	3,496
Total non-current assets		510,630	553,993

TOTAL ASSETS		9,085,850	10,604,814

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities		374,826	782,977

TOTAL LIABILITIES		374,826	782,977

SHAREHOLDERS’ EQUITY
Share capital	11	20,266,802	19,808,552
Share-based payments reserve		8,995,791	8,565,897
Deficit		(20,470,633)	(18,497,650)
Accumulated other comprehensive loss		(80,936)	(54,962)

TOTAL SHAREHOLDERS’ EQUITY		8,711,024	9,821,837

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		9,085,850	10,604,814

Events after the Reporting Period - See Note 16

These condensed consolidated interim financial statements were approved and authorized for issue by the Board of Directors on January 9, 2013 and are signed on its behalf by:

/s/ Mark Saxon	/s/ Nick DeMare
Mark Saxon	Nick DeMare
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements

TASMAN METALS LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(Unaudited - Expressed in Canadian Dollars)

		Three Months Ended November 30
	Notes	2012 $	2011 $
Mineral exploration costs	10	788,117	358,783

Expenses
Accounting and administration		32,416	15,900
Audit		33,650	36,007
Corporate development		50,983	79,657
Depreciation		15,129	6,956
General exploration		27,539	9,068
Investor relations		10,500	10,500
Legal		24,927	46,333
Management fees		40,500	40,500
Office		50,782	42,281
Professional fees		139,942	71,593
Regulatory fees		18,120	9,544
Rent		16,805	8,166
Salaries and benefits		81,844	17,453
Shareholder costs		3,666	1,895
Share-based compensation	11(d)	594,394	490,708
Transfer agent		2,984	2,677
Travel		58,110	55,365
		1,202,291	944,603
Loss before other items		(1,990,408)	(1,303,386)

Other items
Impairment of exploration and evaluation assets	9	(10,438)	-
Interest income		28,208	43,694
Foreign exchange		(345)	(6,817)
		17,425	36,877
Loss before deferred income tax		(1,972,983)	(1,266,509)

Deferred income tax		-	(34,000)

Net loss for the period		(1,972,983)	(1,300,509)

Other comprehensive loss, net of deferred income tax		(25,974)	(94,366)

Comprehensive loss for the period		(1,998,957)	(1,394,875)

Basic and diluted loss per common share		(0.03)	(0.02)

Weighted average number of common shares outstanding		60,094,315	58,563,732

The accompanying notes are an integral part of these condensed consolidated interim financial statements

TASMAN METALS LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited - Expressed in Canadian Dollars)

	Three Months Ended November 30, 2012
	Share Capital
	Number of Shares	Amount $	Share-Based Payments Reserve $	Deficit $	Accumulated Other Comprehensive Loss $	Total Equity $
Balance at August 31, 2012	59,570,982	19,808,552	8,565,897	(18,497,650)	(54,962)	9,821,837
Common shares issued for:
Cash - exercise of share options	1,175,000	293,750	-	-	-	293,750
Share-based compensation on share options	-		594,394	-	-	594,394
Transfer on exercise of share options	-	164,500	(164,500)	-	-	-
Unrealized loss on available-for-sale investment	-	-	-	-	(25,974)	(25,974)
Net loss for the period	-	-	-	(1,972,983)	-	(1,972,983)
Balance at November 30, 2012	60,745,982	20,266,802	8,995,791	(20,470,633)	(80,936)	8,711,024

	Three Months Ended November 30, 2011
	Share Capital
	Number of Shares	Amount $	Share-Based Payments Reserve $	Deficit $	Accumulated Other Comprehensive Gain (Loss) $	Total Equity $
Balance at August 31, 2011	58,480,289	18,888,813	5,070,735	(8,623,613)	168,574	15,504,509
Common shares issued for:
Cash - exercise of warrants	125,000	62,500	-	-	-	62,500
Exploration and evaluation assets	37,746	95,120	-	-	-	95,120
Share-based compensation on share options	-	-	490,708	-	-	490,708
Unrealized loss on available-for-sale investments	-	-	-	-	(128,366)	(128,366)
Deferred income tax on unrealized loss on available-for-sale investments	-	-	-	-	34,000	34,000
Net loss for the period	-	-	-	(1,300,509)	-	(1,300,509)
Balance at November 30, 2011	58,643,035	19,046,433	5,561,443	(9,924,122)	74,208	14,757,962

The accompanying notes are an integral part of these condensed consolidated interim financial statements

TASMAN METALS LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in Canadian Dollars)

	Three Months Ended November 30
	2012 $	2011 $
Operating activities
Net loss for the period	(1,972,983)	(1,300,509)
Adjustments for:
Depreciation	15,129	6,956
Share-based compensation	594,394	490,708
Impairment of exploration and evaluation assets	10,438	-
Deferred income tax	-	34,000
	(1,353,022)	768,845
Changes in non-cash working capital items:
Decrease (increase) in amounts receivable	55,829	(75,740)
Increase in prepaids	(55,441)	(66,519)
Decrease in accounts payable and accrued liabilities	(408,151)	(75,718)
	(407,763)	(217,977)
Net cash used in operating activities	(1,760,785)	(986,822)

Investing activities
Additions to exploration and evaluation assets	(8,178)	(26,608)
Additions to property, plant and equipment	-	(19,767)

Net cash used in by investing activities	(8,178)	(46,375)

Financing activities
Issuance of common shares	293,750	62,500

Net cash provided by financing activities	293,750	62,500

Net change in cash	(1,475,213)	(970,697)

Cash at beginning of period	9,778,040	15,217,096

Cash at end of period	8,302,827	14,246,399

Supplemental cash flow information - see Note 15

The accompanying notes are an integral part of these condensed consolidated interim financial statements

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2012
(Unaudited - Express in Canadian Dollars)

1.	Nature of Operations

Tasman Metals Ltd. (“Tasman” or the “Company”) was incorporated under the laws of the Province of British Columbia on August 27, 2007.  The Company’s common shares are listed and traded on the TSX Venture Exchange (“TSXV”) under the symbol “TSM” and on the New York Stock Exchange Market (“NYSE MKT”), under the symbol “TAS”.  The Company’s head office is located at #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada.

The Company is a junior resource company engaged in the acquisition and exploration of unproven mineral interests and is considered a development stage company.  As at November 30, 2012 the Company has not earned any production revenue, nor found proved reserves on any of its mineral interests.

The Company is in the process of exploring and evaluating its mineral properties.  On the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves.  The underlying value of the mineral properties and related deferred acquisition costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production.  The amounts shown as resource interests represent net acquisition costs to date, less amounts written off, and do not necessarily represent present or future values.

The Company’s ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to develop properties and to establish future profitable production.  The Company’s operations are funded from equity financings which are dependent upon many external factors and may be difficult to impossible to secure or raise when required.  Although management considers that the Company has adequate resources to maintain its core operations and planned exploration programs on its existing exploration and evaluation assets for the next twelve months the Company recognizes that exploration expenditures may change with ongoing results and, as a result, it may be required to obtain additional financing.  While the Company has been successful in securing financings in the past, there can be no assurance that it will be able to do so in the future.

2.	Basis of Preparation

Statement of Compliance

These condensed consolidated interim financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”), and in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).  These condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended August 31, 2012, which have been prepared in accordance with IFRS as issued by the IASB.  The accounting policies followed in these condensed consolidated interim financial statements are consistent with those applied in the Company’s consolidated financial statements for the year ended August 31, 2012.

Basis of Presentation

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, revenue and expenses.  The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2012
(Unaudited - Express in Canadian Dollars)

3.	Significant Accounting Policies

The preparation of financial data is based on accounting principles and practices consistent with those to be used in the preparation of the audited annual consolidated financial statements as at August 31, 2012.  The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended August 31, 2012.

4.           Subsidiaries

As at November 30, 2012 and August 31, 2012 the Company has one wholly-owned Swedish subsidiary, Tasmet AB (“Tasmet”).

5.	Cash

	November 30, 2012 $	August 31, 2012 $
Cash on hand	465,169	208,212
Demand deposits	7,837,658	9,569,828
	8,302,827	9,778,040

6.           Amounts Receivable

	November 30, 2012 $	August 31, 2012 $
HST receivable	25,582	19,953
Foreign value added tax receivables	108,040	138,318
Other	13,401	44,581
	147,023	202,852

7.	Investment

	November 30, 2012
	Number of Shares	Cost $	Accumulated Compre- hensive Loss $	Carrying Value $
Available-for sale investment
Hannans Reward Limited	2,647,059	135,824	(80,936)	54,888

	August 31, 2012
	Number of Shares	Cost $	Accumulated Compre- hensive Gain $	Carrying Value $
Available-for sale investment
Hannans Reward Limited	2,647,059	135,824	(54,962)	80,862

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2012
(Unaudited - Express in Canadian Dollars)

7.	Investment (continued)

The Company had received common shares of Hannans Reward Limited (“Hannans”), a public company listed on the Australian Stock Exchange, from the option of certain of its iron ore properties, as described in Note 9(b).  As at November 30, 2012 the quoted market value of the Hannans shares was $54,888.

8.           Property, Plant and Equipment

Cost:	Computers $	Office Furniture and Equipment $	Field Equipment $	Vehicles $	Total $
Balance at August 31, 2011	18,032	19,767	40,054	77,608	135,694
Additions	-	-	58,027	89,081	166,875
Balance at August 31, 2012 and November 30, 2012	18,032	19,767	98,081	166,689	302,569

Accumulated Depreciation:	Computers $	Office Furniture and Equipment $	Field Equipment $	Vehicles $	Total $
Balance at August 31, 2011	(1,360)	-	(1,967)	(3,713)	(7,040)
Depreciation	(3,675)	(3,201)	(11,855)	(21,460)	(40,191)
Balance at August 31, 2012	(5,035)	(3,201)	(13,822)	(25,173)	(47,231)
Depreciation	(878)	(960)	(5,066)	(8,225)	(15,129)
Balance at November 30, 2012	(5,913)	(4,161)	(18,888)	(33,398)	(62,360)

Carrying Value:	Computers $	Office Furniture and Equipment $	Field Equipment $	Vehicles $	Total $
Balance at August 31, 2011	16,672	-	38,087	73,895	128,654
Balance at August 31, 2012	12,997	16,566	84,259	141,516	255,338
Balance at November 30, 2012	12,119	15,606	79,193	133,291	240,209

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2012
(Unaudited - Express in Canadian Dollars)

9.	Exploration and Evaluation Assets

	November 30, 2012 $	August 31, 2012 $
Rare Earth Element Properties
Norra Kärr	21,314	21,314
Otanmaki	801	801
Olserum	103,488	103,488
Other	84,028	86,288
	209,631	211,891
Iron Ore Properties
Other	2,406	2,406
	212,037	214,297

(a)	Rare Earth Element Properties

Norra Kärr

The Norra Kärr property consists of four staked exploration claims located in southern Sweden.

Otanmaki

The Otanmaki property consists of 24 staked exploration claims located in central western Finland.

Olserum

During fiscal 2012 the Company acquired a 100 % interest in the Olserum project, comprising one claim, in southern Sweden.  The Olserum project was purchased from Norrsken Energy Limited, a private company registered in the United Kingdom, for a total consideration of 37,746 common shares of the Company at an assigned value of $95,120.  The Company subsequently staked a further five claims surrounding the Olserum project.

Other

During the three ended November 30, 2012 the Company relinquished exploration claims in Finland and recorded an impairment charge of $10,438 to exploration and evaluation assets.

As at November 30, 2012 the Company has been granted or made reservations on:

(i)	10 exploration claims in Sweden;
(ii)	72 exploration claims or claim applications in Finland; and
(iii)	7 exploration claims in Norway.

(b)	Iron Ore Properties

On May 16, 2010 the Company entered into an option agreement with Hannans whereby Hannans has agreed to acquire up to a 90% interest in the Sautusvaara, Vieto, Harrejaure and Lauukujarvi exploration claims (the “Iron Ore Claims”) in Sweden under the following terms:

(i)	the Company grants Hannans the exclusive right to earn a 51% interest in the Iron Ore Claims by spending AUS $750,000 on exploration prior to June 30, 2013;

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2012
(Unaudited - Express in Canadian Dollars)

9.	Exploration and Evaluation Assets (continued)

(ii)	Hannans may earn a further 24% interest in the Iron Ore Claims by spending a further AUS $500,000 on exploration prior to June 30, 2014; and
(iii)
Hannans may earn a further 15% interest in the Iron Ore Claims by sole funding a feasibility study on at least one Iron Ore Claim prior to June 30, 2018, including a minimum spend of AUS $100,000 per annum.

10.	Mineral Exploration Costs

Mineral exploration costs incurred during the three months ended November 30, 2012 and 2011 are detailed below:

	Three Months Ended November 30, 2012
	Norra Kärr $	Olserum $	Other $	Total $
Consulting	131,553	52,143	-	183,696
Core cutting	13,837	-	-	13,837
Database	-	375	-	375
Drilling	72,544	-	-	72,544
Exploration site	9,710	-	-	9,710
Fuel	912	647	-	1,559
Geochemical	218,987	27,476	-	246,463
Geological	20,000	4,728	-	24,728
Maps	-	-	1,859	1,859
Metallurgical consulting	8,458	-	-	8,458
Metallurgical testing	135,768	-	-	135,768
Pre-feasibility study	68,781	-	-	68,781
Salaries	11,276	-	-	11,276
Travel	9,063	-		9,063
Total	700,889	85,369	1,859	788,117

	Three Months Ended November 30, 2011
	Norra Kärr $	Otanmaki $	Other $	Total $
Consulting	120,700	9,798	1,526	132,024
Database	-	-	1,581	1,581
Drilling	-	-	-	-
Exploration office	21,076	309	17,703	39,088
Geochemical	4,030	-	-	4,030
Geological	119,022	-	-	119,022
Maps	-	-	-	-
Salaries	4,915	-	30,790	35,705
Sample preparation	-	-	-	-
Travel	25,471	208	1,654	27,333
Total	295,214	10,315	53,254	358,783

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2012
(Unaudited - Express in Canadian Dollars)

11.	Share Capital

(a)           Authorized Share Capital

At November 30, 2012 the Company’s authorized share capital consisted of an unlimited number of common shares without par value.  All issued common shares are fully paid.

(b)	Reconciliation of Changes in Share Capital

Common shares issued:	Number of Shares	Amount $
Balance at August 31, 2011	58,480,289	18,888,813
Shares issued for cash:
Exercise of warrants	983,275	613,675
Exercise of share options	69,672	6,967
Shares issued for exploration and evaluation assets (Note 9(a))	37,746	95,120
Transfer to common shares on exercise of agent’s warrants	-	203,977
Balance at August 31, 2012	59,570,982	19,808,552
Shares issued for cash:
Exercise of share options	1,175,000	293,750
Transfer to common shares on exercise of share options	-	164,500
Balance at November 30, 2012	60,745,982	20,266,802

(c)	Warrants

During the three months ended November 30, 2012 the Company extended the expiry date on 1,257,334 warrants expiring on November 17, 2012 to a revised expiry date of November 17, 2013 and on 833,333 warrants expiring on November 26, 2012 to a revised expiry date of November 26, 2013.  All other terms of the warrants remained the same.

A summary of the number of common shares reserved pursuant to the Company’s warrants outstanding at November 30, 2012 and 2011 and the changes for the three months ended on those dates is as follows:

	2012		2011
	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $
Balance, beginning of period	2,177,607	1.85	3,160,882	1.47
Exercised	-	-	(125,000)	0.50
Expired	(86,940)	1.85	-	-
Balance, end of period	2,090,667	1.85	3,035,882	1.51

The following table summarizes information about the number of common shares reserved pursuant to the Company’s warrants outstanding and exercisable at November 30, 2012:

Number	Exercise Price $	Expiry Date
1,257,334	1.85	November 17, 2013
833,333	1.85	November 26, 2013
2,090,667

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2012
(Unaudited - Express in Canadian Dollars)

11.	Share Capital (continued)

(d)           Share Option Plan

The Company has established a rolling share option plan (the “Plan”), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company.  The minimum exercise price of the options is set at the Company’s closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSXV.  Options granted may be subject to vesting provisions as determined by the Board of Directors and have a maximum term of ten years.

During the three months ended November 30, 2012 the Company granted 75,000 (2011 - 100,000) share options and recorded compensation expense of $87,750 (2011 - $268,000).  In addition, the Company recorded $15,414 (2011 - $222,708) compensation expense on share options previously granted which had vested during the period.

The fair value of share options granted and/or vested during the three months ended November 30, 2012 and 2011 is estimated using the Black-Scholes option pricing model using the following assumptions:
	2012	2011
Risk-free interest rate	1.09% - 1.26%	0.91% - 1.10%
Estimated volatility	100% - 130%	142% - 145%
Expected life	2.5 years - 3 years	2 years - 3 years
Expected dividend yield	0%	0%
Expected forfeiture rate	0%	0%

The weighted average fair value of all share options granted and/or vested during the three months ended November 30, 2012 was $1.03 (2011 - $1.87) per option.

During the three months ended November 30, 2012 the Company re-priced certain share options previously granted to purchase a total of 1,706,500 common shares, from original exercise prices ranging from $2.13 to $4.22 per share to a revised exercise price of $1.40 per share.  The fair value of the re-priced share options have been estimated using the Black-Scholes option pricing model.  The assumptions used were:  risk-free interest rate 1.09% - 1.22%; estimated volatility  91% - 103%;  expected life 1.25 years to 2.46 years;  expected dividend yield 0%;  and estimated forfeiture rate 0%.  The value assigned to the re-pricing of the share options was $491,230.

Option-pricing models require the use of estimates and assumptions including the expected volatility.  Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company’s share options.

A summary of the Company’s share options at November 30, 2012 and 2011 and the changes for the three months ended on those dates is presented below:

	2012		2011
	Number of Options	Weighted Average Exercise Price $	Number of Options	Weighted Average Exercise Price $
Balance, beginning of period	5,181,500	2.09	3,041,172	1.98
Granted	75,000	1.41	100,000	3.37
Exercised	(1,175,000)	0.25	-	-
Expired	(200,000)	2.11	-	-
Balance, end of period	3,881,500	2.04	3,141,172	2.02

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2012
(Unaudited - Express in Canadian Dollars)

11.           Share Capital (continued)

The following table summarizes information about the share options outstanding and exercisable at November 30, 2012:

Number Outstanding	Number Exercisable	Exercise Price $	Expiry Date
75,000	75,000	0.10	January 25, 2013
50,000	50,000	0.60	March 5, 2013
96,500	96,500	1.40	December 24, 2013
665,000	665,000	1.40	January 6, 2014
250,000	250,000	3.45	January 6, 2014
90,000	90,000	3.84	January 17, 2014
100,000	100,000	1.40	July 15, 2014
100,000	100,000	4.22	July 15, 2014
200,000	200,000	1.40	August 9, 2014
50,000	50,000	3.20	August 9, 2014
60,000	60,000	1.40	August 22 2014
100,000	100,000	3.37	September 13, 2014
285,000	285,000	1.40	December 6, 2014
250,000	250,000	1.40	January 9, 2015
485,000	475,000	2.13	January 9, 2015
700,000	700,000	2.70	January 9, 2015
50,000	50,000	1.40	February 27, 2015
200,000	175,000	1.87	May 3, 2015
50,000	50,000	1.40	September 13, 2015
25,000	25,000	1.44	October 31, 2015
3,881,500	3,846,500

See also Note 16.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2012
(Unaudited - Express in Canadian Dollars)

12.	Related Party Disclosures

A number of key management personnel hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities.  Certain of these entities transacted with the Company during the reporting period.

(a)	Transactions with Key Management Personnel

During the three months ended November 30, 2012 and 2011 the following amounts were incurred with respect to the Company’s President, Vice-President of Corporate Development and Chief Financial Officer (“CFO”):

	2012 $	2011 $
Management fees	40,500	40,500
Professional fees	43,500	47,323
Share-based compensation	-	101,020
	84,000	188,843

As at November 30, 2012, $2,500 (2011 - $16,000) of the above amounts remained unpaid and has been included in accounts payable and accrued liabilities.

The Company has a management agreement with the President, which provides that in the event the President’s services are terminated without cause or upon a change of control of the Company, a termination payment of two years of compensation, at $13,500 per month, is payable.  If the termination had incurred on November 30, 2012, the amount payable under the agreement would be $324,000.

(b)           Transactions with Other Related Parties

During the three months ended November 30, 2012 and 2011 the following amounts were incurred with respect to other officers and directors of the Company:

	2012 $	2011 $
Professional fees	31,500	24,250
Share-based compensation	-	268,000
	31,500	292,250

In addition, during the three months ended November 30, 2012 the Company incurred a total of $15,700 (2011 - $9,600) to Chase Management Ltd. (“Chase”), a private corporation owned by the CFO of the Company, for accounting and administration services provided by Chase personnel, excluding the CFO, and for rent.

As at November 30, 2012, $18,400 (2011 - $15,950) of the above amounts remained unpaid and has been included in accounts payable and accrued liabilities.

(c)
During the three months ended November 30, 2012 the Company incurred $4,850 (2011 - $nil) for shared administration costs with a public company with common directors and officers.  As at November 30, 2012, $2,000 (2011 - $nil) of the amount remained unpaid and has been included in accounts payable and accrued liabilities.

(d)	During the three months ended November 30, 2012 the Company recovered $24,955 (2011 - $nil) for shared office personnel and costs from public companies with common directors and officers.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2012
(Unaudited - Express in Canadian Dollars)

13.           Segmented Information

The Company is involved in the exploration and development of resource properties in certain Scandinavian countries, with corporate operations in Canada.  The Company is in the exploration stage and accordingly, has no reportable segment revenues or operating results.

14.	Financial Instruments and Risk Management

Categories of Financial Assets and Financial Liabilities

Financial assets are classified into one of the following four categories:  fair value through profit or loss (“FVTPL”); held-to-maturity investments; loans and receivables; and available-for-sale.  Financial liabilities are classified as FVTPL or other temporary liabilities.  The carrying values of the Company’s financial instruments are classified into the following categories:

Financial Instrument	Category	November 30, 2012 $	August 31, 2012 $
Cash	FVTPL	8,302,827	9,778,040
Investment	Available-for-sale	54,888	80,862
Amounts receivable	Loans and receivables	147,023	202,852
Accounts payable and accrued liabilities	Other liabilities	(374,826)	(782,977)

The Company’s financial instruments recorded at fair value require disclosure about how the fair value was determined based on significant levels of inputs described in the following hierarchy:

Level 1 -
Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.  Active markets are those in which transactions occur in sufficient frequency and value to provide pricing information on an ongoing basis.

Level 2 -
Pricing inputs are other than quoted prices in active markets included in Level 1.  Prices in Level 2 are either directly or indirectly observable as of the reporting date.  Level 2 valuations are based on inputs including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the market place.

Level 3 -	Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

The recorded amounts for cash, amounts receivable and accounts payable and accrued liabilities approximate their fair value due to their short-term nature.  The recorded amount for the investment approximates its fair value.  The Company’s fair value of cash and investment under the fair value hierarchy are measured using Level 1 inputs.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations.  The Company’s credit risk is primarily attributable to cash and amounts receivable.  Management believes that the credit risk concentration with respect to financial instruments included in cash and amounts receivable is remote.

Liquidity Risk

Liquidity risk is the risk that the Company will not have the resources to meet its obligations as they fall due.  The Company manages this risk by closely monitoring cash forecasts and managing resources to ensure that it will have sufficient liquidity to meet its obligations.  All of the Company’s financial liabilities are classified as current and are anticipated to mature within the next fiscal period.  The following table is based on the contractual maturity dates of financial assets and the earliest date on which the Company can be required to settle financial liabilities.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2012
(Unaudited - Express in Canadian Dollars)

14.           Financial Instruments and Risk Management (continued)

	Contractual Maturity Analysis at November 30, 2012
	Less than 3 Months $	3 - 12 Months $	1 - 5 Years $	Over 5 Years $	Total $
Cash	8,302,827	-	-	-	8,302,827
Investment	54,888	-	-	-	54,888
Amounts receivable	147,023	-	-	-	147,023
Accounts payable and accrued liabilities	(374,826)	-	-	-	(374,826)

	Contractual Maturity Analysis at August 31, 2012
	Less than 3 Months $	3 - 12 Months $	1 - 5 Years $	Over 5 Years $	Total $
Cash	9,778,040	-	-	-	9,778,040
Investment	80,862				80,862
Amounts receivable	202,852				202,852
Accounts payable and accrued liabilities	(782,977)				(782,977)

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.  These fluctuations may be significant.

(a)	Interest Rate Risk

The Company is exposed to interest rate risk to the extent that the cash bears floating rates of interest.  The interest rate risk on cash and on the Company’s obligations are not considered significant.

(b)	Foreign Currency Risk

The Company’s functional currency is the Canadian dollar and major transactions are transacted in Canadian Dollars and Swedish Kronors (“SEK”).  The Company maintains SEK bank accounts in Sweden to support the cash needs of its foreign operation.  Management believes the foreign exchange risk related to currency conversions are minimal and therefore does not hedge its foreign exchange risk.  At November 30, 2012, 1 Canadian Dollar was equal to 6.70 SEK.

Balances are as follows:

	Swedish Krona	CDN $ Equivalent
Cash	843,197	125,850
Amounts receivable	813,147	121,365
Accounts payable and accrued liabilities	(1,229,080)	(183,445)
	427,264	63,770

Based on the net exposures as of November 30, 2012 and assuming that all other variables remain constant, a 10% fluctuation on the Canadian Dollar against the Swedish Krona would result in the Company’s net loss to be approximately $5,500 higher (or lower).

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2012
(Unaudited - Express in Canadian Dollars)

14.           Financial Instruments and Risk Management (continued)

Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration mineral properties.  The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.  The Company defines capital that it manages as share capital, cash and cash equivalents and short-term investments.  The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.  Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

15.           Supplemental Cash Flow Information

During the three months ended November 30, 2012 and 2011 non-cash activities were conducted by the Company as follows:

	2012 $	2011 $
Financing activities
Issuance of common shares	164,500	95,120
Share-based payments reserve	(164,500)	-
	-	95,120
Investing activity
Additions to exploration and evaluation assets	-	(95,120)

16.           Events after the Reporting Period

Subsequent to November 30, 2012 the Company cancelled share options to acquire 90,000 common shares with an exercise price of $3.84 per share and 40,000 common shares with an exercise price of $2.13 per share.